THOMPSON & KNIGHT LLP
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DALLAS, TEXAS 75201 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	ALGIERS LONDON MONTERREY PARIS

January 7, 2013

Via EDGAR Transmission, FedEx and Email Transmittal

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Fiscal Quarter ended September 30, 2012
Filed November 9, 2012
Form 8-K filed November 13, 2012
File No. 1-33610

Dear Mr. Hiller:

On behalf of Rex Energy Corporation (the “Company”), we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 10-K”), the Company’s Form 10-Q for the fiscal quarter ended September 30, 2012 and the Company’s Form 8-K filed on November 13, 2012. The Staff’s comments were provided to the Company in a letter dated December 21, 2012 to Michael L. Hodges. Our responses are based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of each comment is reproduced in its entirety followed by our response, and our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements, page 70

Note 21 - Oil and Natural Gas Reserve Quantities (unaudited), page 115

Mr. Karl Hiller

Securities and Exchange Commission

January 7, 2013

1.	We note your disclosure stating “The majority of our positive revision of estimated proved reserves occurred in our Marcellus Shale properties, where our average per well estimated ultimate recovery (“EUR”) increased from 4.4 Bcfe to 5.3 Bcfe in our operated areas and from 3.0 Bcf to 4.2 Bcf in our non-operated areas. In total, our positive revisions in our Marcellus operations accounted for 84% of all revisions.” Please expand your disclosure to explain the reasons that your estimated ultimate recovery increased to comply with FASB ASC 932-235-50-5. As you may know, we previously advised you of the need to provide meaningful disclosure about significant revisions in our comment letter dated December 29, 2010. Tell us your plans to address this ongoing concern.

Response:	The Company acknowledges the Staff’s comment. The original disclosure noted that the majority of the positive revision was due to increased EURs in the wells, which was intended to explain to the reader the reason for the revision in accordance with FASB ASC 932-235-50-5. The Company appreciates that additional disclosure may assist investors to better understand the underlying reasons for the increased EURS, however, and respectfully proposes to provide more detailed disclosure in future filings. Beginning with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”), the Company will include additional disclosures to further explain any significant changes to estimated proved reserves, similar to the information provided below:

“The majority of our positive revision of estimated proved reserves occurred in our Marcellus Shale properties, where our average per well estimated ultimate recovery (“EUR”) increased from 4.4 Bcfe to 5.3 Bcfe in our operated areas and from 3.0 Bcf to 4.2 Bcf in our non-operated Marcellus areas. These increases were due to additional field production data demonstrating better well performance compared to prior year performance. The company believes this increased performance was primarily the result of improved completion techniques. In total, the positive revisions in our Marcellus operations accounted for 84% of all revisions.”

Additionally, the Company acknowledges that more detailed information may be meaningful in the tables presenting the summary of changes in estimated reserves of the oil and natural gas wells at December 31, 2011, 2010, and 2009 (unaudited footnote 21 on page 115 of the 2011 Form 10-K) and proposes to enhance its disclosure in future filings, beginning

Mr. Karl Hiller

Securities and Exchange Commission

January 7, 2013

with the 2012 Form 10-K, by expanding the tabular disclosure to include information similar to that provided below:

“The following table summarizes the changes in our proved reserves for the year ended December 31, 2011:”

	2011
	Oil and NGLs	Natural Gas	Total
	(Bbls)	(Mcf)	(Mcfe)

Estimated Proved Reserves – Beginning of Period	12,342,828	127,621,835	201,678,803
Extensions and Discoveries	2,675,941	139,067,694	155,123,340
Revisions of Previous Estimates(a)	1,181,834	16,515,036	23,606,040
Production(b)	(884,602)	(8,912,250)	(14,219,862)
Acquisition of Minerals in Place	—	—	—
Sales of Minerals in Place	—	—	—

Estimated Proved Reserves – End of Period	15,316,001	274,292,315	366,188,321

(a)	Revisions of Previous Estimates includes 120.9 MBbls and 725.4 MMcfe related to our successful ASP pilot in the Illinois Basin.
(b)	Gas production excludes certain production associated with gas sales contracts for which we do not recognize reserves. See Note 8, Commitments and Contingencies, to our Consolidated Financial Statements.”

2.	We note your disclosure on page 117 stating “In the Illinois Basin, we successfully booked estimated proved reserves as a result of our ASP pilot, which were classified as extensions and discoveries.” Tell us why you have not reported this change as a separate improved recovery line item, or if not significant as a revision of prior estimates, to comply with FASB ASC 932-235-50-5b.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that it believes the reserves booked as a result of the ASP pilot in the Illinois Basin are not material. Those reserves comprised approximately 0.46% of the Company’s extensions and discoveries for the year ended December 31, 2011 and approximately 0.2% of the Company’s 2011 year-end reserve base. The Company, however, does concur with the Staff’s comment regarding the most appropriate line

Mr. Karl Hiller

Securities and Exchange Commission

January 7, 2013

item for these reserves. For the foreseeable future, the Company expects any reserves booked as a result of ASP activities to continue to be insignificant as a percentage of the Company’s total reserve base, and consequently proposes to include any such reserves in Revisions of Previous Estimates in future filings, beginning with the 2012 Form 10-K. Although the Company’s reserves attributable to its ASP activities are currently quantitatively immaterial, because the results of its ASP activities may be of interest to investors, the Company also proposes to include enhanced disclosure in future filings, beginning with the 2012 Form 10-K, by adding an appropriate explanation in a footnote to the tabular disclosure regarding ASP projects, similar to that shown in the expanded tabular presentation summarizing the changes in its proved reserves noted in response to comment 1 above.

Finally, while these reserves were not significant as a percentage of the Company’s 2011 year-end reserves, the Company acknowledges that reserves resulting from its ASP projects may become significant in the future. If future ASP projects result in the addition of significant reserves, the Company intends to classify them as Improved Recovery.

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Note 15 - Equity Method Investments, page 27

Keystone Midstream Services, LLC, page 27

3.	Please explain to us how you considered FASB ASC 840-10-15 and FASB ASC 840-40 in your accounting for the sale of you interest in Keystone Midstream and the related capacity reservation transaction discussed on page 22.

Response:	The Company acknowledges the Staff’s comment and believes the following analysis, which the Company undertook in connection with the sale, demonstrates its consideration of FASB ASC 840-10-15 and FASB ASC 840-40 when it determined the appropriate accounting treatment for the sale of its interest in Keystone Midstream and the related capacity reservation transaction:

To make its determination, the Company considered FASB ASC 840-10-15 and FASB ASC 840-40, which address the scope of accounting for leases and accounting for sale-leaseback transactions, respectively. FASB ASC 840-40-25-2 stipulates that “if a sale of property is accompanied by

Mr. Karl Hiller

Securities and Exchange Commission

January 7, 2013

a leaseback of all or any part of the property for all or part of its remaining economic life,” then the transaction should be classified as a sale-leaseback transaction. In light of this directive, the Company evaluated whether the Gas Gathering, Compression and Processing Agreement dated December 29, 2009 and amended as of April 2011 and May 29, 2012, by and among Keystone Midstream Services, LLC, R.E. Gas Development, LLC and Summit Discovery Resources II, LLC (as amended, the “Gas Processing Agreement”), although not entered into as an explicit lease agreement, would constitute a lease pursuant to the above accounting standards.

In order to be deemed a lease, the right to control the underlying assets must be conveyed in accordance with ASC 840-10-15-6. Since the Company does not have the right to operate or instruct others to operate the assets, and does not have the right to control physical access to the assets, it does not meet the first two criteria for establishing the control necessary for treatment as a lease. The final criteria for establishing control of the underlying assets in accordance with FASB ASC 840-10-15-6 relates to whether another party takes “more than a minor amount” of the utility generated by the assets. According to the Gas Processing Agreement, an affiliate of Sumitomo Corporation and third party unrelated to the Company (“Summit”), agreed to provide 30% of the total committed volumes of gas to the assets (assuming no parties other than the Company and Summit use the assets); this amount is larger than the “more than a minor amount” described in ASC 840-10-15-6c, which is generally considered to be 10% or more of the total capacity over the term of the agreement. Additionally, Summit has entered into a separate marketing agreement for the sale of its share of the committed volumes provided to the underlying assets. As such, the Gas Processing Agreement does not provide the Company a right to control the underlying assets and therefore the agreement does not constitute a lease.

Mr. Karl Hiller

Securities and Exchange Commission

January 7, 2013

Form 8-K filed November 13, 2012

4.	We note your disclosure that finding and development cost per unit of production is a non-GAAP measure and that you have provided two such measures and also non-GAAP PV-10, all without the reconciliation required by Regulation G. If you are unable to comply with this guidance you should refrain from disclosing non-GAAP measures.

Response:	The Company notes the Staff’s comment. The Company’s general practice is to disclose information of this nature in conjunction with reporting proved reserves upon receipt of a reserve report from the Company’s independent third-party reserve engineers. In addition to the annual year-end report normally obtained, in 2012, the Company solicited an interim reserve report from its independent third-party reserve engineers in conjunction with its decision to pursue an offering of senior unsecured notes, which closed in early December 2012. The information included in this press release was intended to mirror the type of information that has historically been provided to investors in a Company press release after receipt of a year-end reserve report. The Company believed it would be appropriate to provide its investors with the most up-to-date information available in the format that they are accustomed to receiving it.

With respect to finding and development costs, the Company acknowledges that such measure is a non-GAAP financial measure and appreciates the requirements of Regulation G with respect to reconciliation. The Company respectfully notes, however, that there is no directly comparable financial measure presented in accordance with GAAP for finding and development costs and, as such, reconciliation to GAAP is not practicable. To provide clarity and ensure that investors understand how the Company has calculated finding and development costs, the referenced press release includes a definition for each of Drill-Bit Finding and Development Cost and All-In Finding and Development Cost. The press release explains why the Company provides information on these costs, noting that Finding and Development Cost per unit of production is used by the industry, investors and analysts to measure a company’s ability to establish a long-term trend of adding reserves at a reasonable cost. As stated in the Company’s press release disclosure, these calculations are based on estimated and unaudited costs incurred excluding estimated abandonment costs.

With respect to the disclosure of PV-10 as of October 31, 2012 in the above referenced press release, the Company clearly defined PV-10, identified it as a non-GAAP financial measure, and indicated that the

Mr. Karl Hiller

Securities and Exchange Commission

January 7, 2013

most directly comparable GAAP measure is standardized measure of discounted future net cash flows. The Company explained that the PV-10 calculations included in the press release were based on an interim period from January 1, 2012 to October 31, 2012. It further explained that standardized measure, the most directly comparable GAAP measure, is based on proved reserves as of fiscal year-end calculated using the unweighted arithmetic average first-day-of-month prices for the prior 12 months; and that it is not calculated on an interim basis. Because the relevant partial year tax information could not be calculated without unreasonable efforts, the Company disclosed that it was not practicable to calculate taxes for the interim period of January 1, 2012 through October 31, 2012, and therefore it was also not practicable to reconcile PV-10 as of October 31, 2012 to standardized measure.

The Company believes the above referenced disclosure is adequate and complies with the requirements of Regulation G.

Closing

In addition, pursuant to the Staff’s letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1324.

Sincerely,

/s/ Wesley P. Williams
Wesley P. Williams

cc:	Michael Fay, Staff Accountant
Michael L. Hodges, Chief Financial Officer
Jennifer McDonough, Vice President, General Counsel and Secretary